EXHIBIT 99.1

HEXO Corp Announces Share Consolidation

GATINEAU, Quebec, Dec. 14, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company”), a leading producer of high-quality cannabis products, today announced that, following shareholder approval of a consolidation of the common shares of the Company (“Common Shares”) on the basis of a range between two (2) and fourteen (14) existing pre-consolidation Common Shares for every one (1) post-consolidation Common Share (the “Consolidation”) at the annual and special meeting of the shareholders of the Company held on March 8, 2022, it has filed articles of amendment implementing the Consolidation on the basis of fourteen (14) existing pre-consolidation Common Shares for every one (1) post-consolidation Common Share.

Notice of the Consolidation has been provided to the Toronto Stock Exchange (“TSX”) and the Nasdaq Stock Market LLC (“Nasdaq”). The Common Shares will continue to be listed on the TSX and the Nasdaq under the symbol “HEXO”, and the Common Shares are expected to begin trading on a post-Consolidation basis on the TSX and Nasdaq on or about December 19, 2022. Following the Consolidation, the new CUSIP number for the Common Shares is 428304406 and the new ISIN for the Common Shares is CA4283044069.

As a result of the Consolidation, the 600,988,447 Common Shares issued and outstanding prior to the Consolidation have been reduced to approximately 42,927,746 Common Shares (disregarding the treatment of any resulting fractional shares). Each shareholder’s percentage ownership in the Company and proportional voting power remains unchanged after the Consolidation, except for minor changes and adjustments resulting from the treatment of any resulting fractional Common Shares. The Company will not be issuing fractional post-Consolidation Common Shares. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional Common Share, the number of post-Consolidation Common Shares issued to such shareholder shall be rounded up or down to the nearest whole number of Common Shares. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of Common Shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of Common Shares.

The Company’s transfer agent, TSX Trust Company (“TSX Trust”), will act as the exchange agent for the Consolidation. In connection with the Consolidation, TSX Trust has sent a letter of transmittal to registered shareholders which will enable them to exchange their old share certificates for new share certificates, or alternatively, a Direct Registration System (“DRS”) Advice/Statement, representing the number of new post-Consolidation Common Shares they hold, in accordance with the instructions provided in the letter of transmittal. Registered shareholders will be able to obtain additional copies of the letter of transmittal through TSX Trust. Until surrendered, each share certificate representing pre-Consolidation Common Shares will represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation.

Non-registered beneficial holders holding their Common Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) will not need to complete a letter of transmittal and should note that such intermediaries may have specific procedures for processing the Consolidation. Shareholders holding their Common Shares through such an intermediary and who have any questions in this regard are encouraged to contact their intermediary.

The exercise or conversion price and the number of Common Shares issuable under any of the Company's outstanding warrants, senior notes, stock options and other securities exercisable for or convertible into Common Shares will be proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

Forward-Looking Statement

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with HEXO’s management’s discussion and analysis and consolidated financial statements and notes thereto as at and for the year ended July 31, 2022. Additional information about HEXO is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company’s Annual Information Form for the year ended July 31, 2022 dated October 31, 2022.

About HEXO Corp.
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada. With the completion of HEXO's acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For HEXO media or investor inquiries please contact:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com

This news release constitutes a “designated news release” for the purposes of HEXO’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.